Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

Salarius Pharmaceuticals, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Salarius Pharmaceuticals, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Salarius Pharmaceuticals, LLC (the Company) as of December 31, 2018 and December 31, 2017, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years ended December 31, 2018 and December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Salarius Pharmaceuticals, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Salarius Pharmaceuticals, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Salarius Pharmaceuticals, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Weaver and Tidwell, L.L.P.

We have served as Salarius Pharmaceutical, LLC’s auditor since 2018.

Houston, Texas

March 25, 2019, except for the effects of the recast of equity discussed in Note 2A and Note 17, to which the date is January 10, 2020.

Salarius Pharmaceuticals, LLC

Balance Sheets

December 31, 2018 and 2017

	2018	2017
Assets
Current assets:
Cash and cash equivalents (Note 2)	$3,228,288	$394,297
Restricted cash (Note 2)	2,903,493	125,040
Prepaid expenses	249,086	9,546

Total current assets	6,380,867	528,883
Property and equipment, net (Note 4)	37,525	50,033
Other assets:
Intangible assets, net (Note 3 and 5)	172,431	66,399
Due from related parties (Note 13)	—	21,728
Other Assets	23,000	23,000

Total assets	$6,613,823	$690,043

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$373,834	$686,961
Accrued expenses	628,990	76,957
Accrued Series A Preferred Units (Note 9)	2,869,412	—
Due to related parties (Note 13)	5,946	—
Deferred revenue	4,006,755	958,107

Total liabilities	7,884,937	1,722,025

Commitments and contingencies (Note 7)
Temporary capital:
8% Convertible Series 1 Preferred units, no par value; (Note 8) authorized 2,245 units; 0 and 1,700 units issued and outstanding at December 31, 2018 and 2017, respectively	—	1,868,444

Stockholders’ Deficit: (Note 9 and 10)
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 2,072,708 and 1,265,206 shares issued at December 31, 2018 and 2017, respectively, and 2,032,763 and 1,178,604 shares outstanding at December 31, 2018 and 2017, respectively	2,033	1,179
Additional paid-in capital	3,867,290	569,195
Accumulated deficit	(5,140,437)	(3,470,800)

Total stockholders’ deficit	(1,271,114)	(2,900,426)

Total liabilities, temporary capital and stockholders’ deficit	$6,613,823	$690,043

See Notes to Financial Statements.

Salarius Pharmaceuticals, LLC

Statements of Operations

Years Ended December 31, 2018 and 2017

	2018	2017
Revenue:
Grant revenue (Note 2)	$1,951,351	$1,851,892

Total revenue	1,951,351	1,851,892

Operating expenses:
Research and development (Note 11)	1,287,621	2,129,672
General and administrative (Note 12)	2,348,361	1,471,067

Total operating expenses	3,635,982	3,600,739

Operating loss	(1,684,631)	(1,748,847)

Other income:
Interest income	14,994	1,512

Total other income	14,994	1,512

Net loss	$(1,669,637)	$(1,747,335)
Preferred dividend	(123,727)	(92,774)

Loss attributable to common stockholders	$(1,793,364)	$(1,840,109)

Loss per common share, basic and diluted (Note 14)	(1.16)	(1.60)

Weighted-average number of common shares outstanding — basic and diluted	1,539,388	1,147,491

See Notes to Financial Statements.

Salarius Pharmaceuticals, LLC

Statements of Stockholders’ Deficit

Years Ended December 31, 2018 and 2017

					Total
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2016	1,121,584	$1,122	$650,026	$(1,723,465)	$(1,072,317)
Issuance of equity securities	1,702	2	11,998	—	12,000
Accrued dividend	—	—	(92,774)	—	(92,774)
Equity-based compensation expense	55,318	55	(55)	—	—
Net loss	—	—	—	(1,747,335)	(1,747,335)

Balance at December 31, 2017	1,178,604	1,179	569,195	(3,470,800)	(2,900,426)
Issuance of equity securities	451,826	452	2,024,817	—	2,025,269
Accrued dividend	—	—	(88,015)	—	(88,015)
Equity-based compensation expense	46,657	46	30,915	—	30,961
Conversion from temporary capital	355,676	356	1,330,378	—	1,330,734
Net loss	—	—	—	(1,669,637)	(1,669,637)

Balance at December 31, 2018	2,032,763	$2,033	$3,867,290	$(5,140,437)	$(1,271,114)

See Notes to Financial Statements.

Salarius Pharmaceuticals, LLC

Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net loss	$(1,669,637)	$(1,747,335)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Profit interest common units based compensation	30,961	—
Depreciation and amortization	16,950	16,849
Changes in operating assets and liabilities:
Prepaid expenses	(239,540)	(9,546)
Accounts payable	(313,127)	204,577
Deferred revenue	3,048,649	121,191
Accrued expenses	3,275,259	(20,184)
Due to/from related parties	27,674	(21,728)

Net cash provided by (used in) operating activities	4,177,189	(1,456,176)

Cash flows from investing activities:
Acquisition of intangible assets	—	(16,819)
Cash for security deposits	—	(15,000)

Net cash used in investing activities	—	(31,819)

Cash flows from financing activities:
Proceeds from line of credit (Note 6)	—	400,505
Payments on line of credit	—	(400,505)
Payments to redeem Series 1 preferred units	(615,014)	—
Proceeds from issuance of common units	—	12,000
Proceeds from issuance of Series 1 preferred units	25,000	950,000
Proceeds from issuance of Series A preferred and profit interest common units	2,025,269	—

Net cash provided by financing activities	1,435,255	962,000

Increase (Decrease) in cash and cash equivalents and restricted cash	5,612,444	(525,995)
Cash and cash equivalents and restricted cash, beginning of year	519,337	1,045,332

Cash and cash equivalents and restricted cash, end of year	$6,131,781	$519,337

Noncash transactions:
Intangible Assets (License right issued for accrued common stock investment)	110,474	—
Dividend Payable	35,713	—
Series 1 Preferred Conversion	1,330,734	—
Dividend Accretion	26,999	—

See Notes to Financial Statements

Salarius Pharmaceuticals, LLC

Notes to Financial Statements

Years Ended December 31, 2018 and 2017

NOTE 1. ORGANIZATION AND OPERATIONS

Nature of Business

Salarius Pharmaceuticals, LLC (“Salarius”)—is a clinical-stage biotechnology company focused on developing effective cancer treatments for patients who need them most. Salarius’ lead compound, Seclidemstat, is in Phase 1/2 to treat patients with Ewing sarcoma, a devastating pediatric bone cancer with no targeted therapies currently available. Salarius was founded in 2011 from technology licensed from the University of Utah and is located in Houston, Texas.

Liquidity

Salarius has incurred a stockholders’ deficit of $1.3 million from fiscal year 2011 (inception) through December 31, 2018 and will require substantial additional capital to fund its research and development and expenses related to its oncology drug Seclidemstat. Salarius had cash and cash equivalents and restricted cash of $6.1 million at December 31, 2018. Salarius’ operating plan assumes efforts are focused on the support and completion of current clinical trials. Based on Salarius’ implemented operating plan, Salarius believes that its existing cash and cash equivalents and restricted cash will be sufficient to allow Salarius to fund its current operating plan for at least 12 months from the date the financial statements are issued. Management expects Salarius to incur a loss for the foreseeable future. Salarius’ ability to achieve profitability in the future is dependent upon the successful development, approval and commercialization of its drug product candidate, and achieving a level of revenue adequate to support Salarius’ cost structure. Salarius may never achieve profitability, and unless and until it does, Salarius will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings and may seek additional capital through arrangements with collaborators or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to Salarius, or at all. If Salarius is unable to raise additional capital in sufficient amounts or on acceptable terms, Salarius may have to significantly delay, scale back or discontinue the development or commercialization of its drug product candidate or sell or license assets.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”). All adjustments necessary to state the financial statements under generally accepted accounting principles have been made and were of a normal and recurring nature.

As described in Note 16, on January 3, 2019, Salarius, Flex Pharma, Inc. (“Flex Pharma”) and a wholly owned subsidiary of Flex Pharma, entered into a merger agreement. The merger was completed on July 19, 2019. The merger was accounted for as a reverse acquisition with Salarius being deemed the acquiring company for accounting purposes. Salarius’ historical financial statements have replaced Flex Pharma’s historical consolidated financial statements with respect to periods prior to the completion of the merger with retroactive adjustments to Salarius’ legal capital to reflect the legal capital of Flex Pharma. Flex Pharma (renamed Salarius Pharmaceuticals, Inc.) remains the continuing registrant and reporting company. Accordingly, the historical financial and operating data of Salarius Pharmaceuticals, Inc., which covers periods prior to the closing date of the merger, reflects the assets, liabilities and results of operations of Salarius and does not reflect the assets, liabilities and results of operations of Flex

Pharma Inc. for the periods prior to July 19, 2019, Salarius retrospectively adjusted its Statement of Changes in Stockholders’ Equity (Deficit) and the weighted average shares used in determining loss per common share to reflect the conversion of the outstanding common unit, profits interest common unit and Series A Preferred unit of Salarius that converted into shares of Flex Pharma’s common stock upon the merger, and to reflect the effect of the 25 to 1 reverse stock split of Flex Pharma’s common stock which occurred upon the merger.

B. Recent Financial Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606). In August 2015, ASU No. 2015-14 was issued, deferring the effective date of Update 2014-09 for all entities by one year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Salarius has adopted this guidance in its financial statements and footnote disclosures.

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (“ASU 2014-15”), on disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance addresses management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. The guidance is effective for fiscal years ending after December 15, 2016 and for annual periods and interim periods thereafter, with early adoption permitted. Salarius adopted ASU 2014-15 as of December 31, 2016 and it did not have a material effect on its financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) (“ASU 2015-02”) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. This standard is effective for private companies for fiscal years and for interim periods within those fiscal years beginning after December 15, 2016. Salarius adopted ASU 2015-02 and it had no effect on Salarius’ financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 840), which replaces the existing accounting guidance for leases. This standard requires entities that lease assets to recognize the assets and liabilities for the rights and obligations created by those leases on the balance sheet. The standard is effective for private companies for fiscal years and the interim periods within those fiscal years beginning after December 15, 2019. The guidance is required to be applied by the modified retrospective transition approach and early adoption is permitted. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In March 2016, the FASB issued ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendment is to simplify several aspects of the accounting for stock-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for private companies for interim and annual reporting periods beginning after December 15, 2017. The adoption of this standard did not have a material impact on Salarius’ financial statements.

In November 2016, the FASB issued ASU 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU No. 2016-18 are effective for private companies for interim and annual reporting periods beginning after December 15, 2018. Salarius does not expect the adoption of this standard to have a material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09—Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting providing guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in ASU No. 2017-09 are effective for all entities for interim and annual reporting periods beginning after December 15, 2017. The adoption of this standard had no material impact on Salarius during the year ended December 31, 2018.

In July 2017, the FASB issued ASU 2017-11—Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in ASU 2017-11 are effective for private companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The adoption of this standard had no material impact on Salarius during the year ended December 31, 2018.

In June 2018, the FASB issued ASU 2018-07—Improvements to Nonemployee Share-Based Payment Accounting (ASC 718) which amends the accounting for share-based payment awards issued to nonemployees. The revised guidance makes accounting for awards issued to nonemployees similar to employee awards except that Salarius may elect on an award-by-award basis to use the contract term as the expected term for the option pricing model and the cost of the grant is recognized in the same period and in the same manner as if the grantor had paid cash. Earlier application is permitted only with the adoption of ASC 606, Revenue from Contracts with Customers. Salarius adopted this standard in for the year ended December 31, 2018 and recorded stock compensation as a result on its financial statements and footnote disclosures. As all nonemployee awards granted prior to December 31, 2017 were fully vested as of January 1, 2018, no cumulative effect from the change in treatment of nonemployee issued units for compensation existed at the time of adoption of the guidance.

C. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, Salarius’ management evaluates its estimates, including those related to revenue recognition, research and development, accrued expenses, contingencies and equity-based compensation. Salarius bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Actual results could differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

D. Research and Development Costs

Research and development costs consist of costs Salarius incurred for its own research and development activities and for pre-clinical studies and clinical trials. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research services, the costs of laboratory equipment and facilities, license fees and other external costs. These research and development costs are expensed when incurred.

Upfront and milestone payments due to third parties in connection with research and development collaborations prior to regulatory approval are expensed as incurred.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed, rather than when the payment is made.

E. Concentrations of Risk and Off-Balance Sheet Risk

Financial instruments that potentially subject Salarius to concentrations of depository risk include amounts held as cash and restricted cash. Salarius uses a high quality, accredited financial institution to maintain its cash and restricted cash and, accordingly, such funds are subject to minimal depository risk. Salarius has not experienced any losses in such accounts and management believes that Salarius is not exposed to significant depository risk due to the financial position of the depository institutions in which those deposits are held. Salarius has no financial instruments with off-balance sheet risk of loss. Salarius had two bank accounts and one bank account with balances that exceeded the Federal Deposit Insurance Coverage (FDIC) of $250,000 as of December 31, 2018 and 2017, respectively. At December 31, 2018 and December 31, 2017, the total balances in excess of FDIC coverage were $5.8 million and $0.2 million.

Salarius is potentially subject to a concentration of credit risk related to revenue and cash proceeds from operating activities. All revenue recognized for and cash proceeds from operating activities for the years ended December 31, 2018 and 2017 were solely related to contributions received from CPRIT.

F. Cash and Cash Equivalents

Salarius considers all highly liquid securities with original final maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2018 and 2017, cash and cash equivalents are comprised of cash in checking and savings accounts as well as temporarily restricted cash deposited in these same types of accounts.

G. Restricted Cash

At December 31, 2018 and December 31, 2017, Salarius held restricted cash of approximately $2.9 million and $0.1 million for the Series A Preferred proceeds and CPRIT year 2 grant award, respectively. The CPRIT grant restricted cash relates to the use of grant funds to allowable expenses, primarily research and development expenses, and also has a mandatory fund matching requirement. As of December 31, 2017, year 1 and year 2 fund matching requirements had not been fully met, which resulted in the use of grant funds by Salarius being restricted until the fund matching requirements had been met. There was no restricted cash related to CPRIT as of December 31, 2018. Restricted cash related to Series A Preferred proceeds received during 2018 were restricted due to the minimum capital raise threshold not being met.

H. Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, are used to measure fair value:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Significant unobservable inputs including Salarius’ own assumptions in determining fair value.

I. Property and equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated over their estimated useful lives, or the lease term if shorter, using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements that extend the useful lives of the assets are capitalized as additions to property and equipment.

Depreciation begins at the time the asset is placed in service. Depreciation is provided over the following estimated useful lives:

Asset classification	Useful life
Furniture and equipment	5 years
Laboratory equipment	5 years
Leasehold improvements	Remaining life of the lease

J. Intangibles

Intangible assets that have finite useful lives are amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions.

K. Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, Salarius compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of impairment is calculated as the difference between the carrying value and fair value of the asset. To date, no such impairments have been recognized.

L. Rent Expense

Salarius’ lease for its facility in Houston, Texas provides for fixed minimum monthly rental payments. Salarius has a 60-day notice period to terminate the lease. Rent payments are made at the beginning of the month to prepay the rent for the current month. Salarius is accounting for this arrangement as an operating lease.

M. Revenue Recognition

Salarius currently generates revenue through a contribution received from CPRIT for research and development activities. Salarius recognizes revenue for exchange transactions in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue for Contracts with Customers (“ASC 606”) and for contributions in accordance with ASC Topic 958, Not-for-Profit Entities, Sub-Topic 605, Revenue Recognition. Accordingly, exchange revenue will be recognized as the control of pharmaceutical products or research and development services are transferred from Salarius to the customer. Salarius determines transfer of control based on when the product is shipped or delivered, and title passes to the customer. To date, no exchange transactions subject to ASC 606 accounting have occurred. For grant revenue accounted for as contributions, revenue is recognized when qualifying costs are incurred and there is reasonable assurance that conditions of the grant have been met.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Salarius’ balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Salarius evaluates collaboration agreements with respect to FASB ASC Topic 808, Collaborative Arrangements, considering the nature and contractual terms of the arrangement and the nature of its business operations to determine the classification of the transactions. When Salarius is an active participant in the activity and exposed to significant risks and rewards dependent on the commercial success of the collaboration, it will record its transactions on a gross basis in the financial statements and describe the rights and obligations under the collaborative arrangement in the notes to the financial statements.

N. Equity-Based Compensation

Salarius measures equity-based compensation to employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period.

Equity-based compensation costs for nonemployee awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The measurement date for nonemployee awards is the grant date. In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’ equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized include the Cost or Backsolve methods in 2017 and the Backsolve method in 2018 which are accepted methods similar to the Black-Scholes Merton Method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are accounted for in compensation cost as they occur. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

O. Income Taxes

Effective May 19, 2011, Salarius was organized as a limited liability company and subject to the provisions of Subchapter K of the Internal Revenue Code. As such, Salarius is not viewed as a taxpaying entity in any jurisdiction and does not require a provision for income taxes. Each member is responsible for the tax liability, if any, related to its proportionate share of the LLC’s taxable income.

NOTE 3. OTHER INTANGIBLES

The components of intangible assets other than goodwill at December 31, 2018 and December 31, 2017 were as follows:

	December 31, 2018	December 31, 2017
DNMT1 Inhibitor License	$110,474	$—
LSD1 Inhibitor License	40,983	40,983
Trademarks	34,426	34,426
Accumulated Amortization	(13,452)	(9,010)

Other Intangibles, Net	$172,431	$66,399

In the Licensing Arrangements section (Note 5), Salarius obtained an exclusive license right for an LSD1 inhibitor from the University of Utah Research Foundation and an exclusive right for a DNMT1 inhibitor from NUPOTENTIAL. The LDS1 molecule was patented on August 15, 2011. The DNMT1 inhibitor was patented during October 2009. The recorded value of both Inhibitor licenses was based upon the value of the equity exchanged to procure it.

Intangible assets with finite lives are capitalized and are amortized over their estimated useful lives, which was determined to be 20 years for the LSD1 Inhibitor and the DNMT1 Inhibitor. As of December 31, 2018, and December 31, 2017 the remaining amortization period for finite-lived intangible assets ranging from 13-20 years and 14 years, respectively.

Amortization expense related to finite-lived intangible assets was as follows:

	December 31, 2018	December 31, 2017
Amortization Expense—Intangibles	$4,442	$4,340

The estimated amortization expense for each of the next five years associated with Salarius’ finite-lived intangible assets as of December 31, 2018 is $9,965. Amortization expense is included in general and administrative expense.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment is stated on the basis of cost. Provisions for depreciation of property and equipment are computed by the straight-line method at rates based on their estimated useful lives. Salarius reviewed the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If an impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted. No impairment existed as of December 31, 2018 or December 31, 2017.

As of December 31, 2018 and 2017, respectively, property and equipment, net consisted of the following:

	December 31, 2018	December 31, 2017
Furniture and equipment	$62,541	$62,541
Accumulated depreciation	(25,016)	(12,508)

Property and equipment, net	$37,525	$50,033

Capitalized interest costs were $0 for the years ended December 31, 2018 and 2017.

NOTE 5. LICENSING ARRANGEMENTS

NUPOTENTIAL

In 2018, Salarius licensed DNA methyltransferase (DNMT1) inhibitors “focused on modulating epigenetic targets”. The DNMT1 inhibitor was patented by the NUPOTENTIAL under 35 U.S.C. 119(e). Salarius is using the licensed DNMT1 Inhibitor molecule in the formulation of Seclidemstat. In exchange for the license, Salarius issued equity ownership, granted revenue sharing rights on any resulting products or processes to commence on first commercial sale, and milestone payments based upon regulatory approval of any resulting product or process as well as on the second anniversary of first commercial sale. Salarius is currently in Phase I trials of a derivative product. The license was recorded as an intangible asset valued at $110,474, based upon the value of the equity units exchanged, and amortized over the life of the underlying patent (i.e., 20 years). Based upon the probability of meeting the requirements of milestone and revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities. As the common shares for this exchange were not issued until early 2019, an accrued common share investment of $110,474 was included in accrued expenses as of December 31, 2018.

University of Utah Research Foundation

In 2011, Salarius licensed “(E/Z)-N’-substituted-benzylidene-3- (substituted-sulfonyl) benzohydrazides as inhibitors of histone demethylases” comprising compounds that inhibit Lysine-specific demethylase 1 (LSDl) and assigned University of Utah case number U-5083. The LSD1 inhibitor was patented by the University of Utah on August 15, 2011. Salarius is using the licensed LSD1 Inhibitor molecule in the formulation of Seclidemstat. In exchange for the license, Salarius issued equity ownership, granted revenue sharing rights on any resulting products or processes to commence on first commercial sale, and milestone payments based upon regulatory approval of any resulting product or process as well as on the second anniversary of first commercial sale. Salarius is currently in Phase I trials of a derivative product. The license was recorded as an intangible asset valued at $40,983, based upon the value of the equity securities exchanged, and amortized over the life of the underlying patent (i.e., 20 years). Based upon the probability of meeting the requirements of milestone and revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

NOTE 6. LINE OF CREDIT

In July 2017, Salarius obtained an unsecured, no interest Line of Credit with Chase Bank for $500,000, with an expiration date of one year after inception. In the same month that the Line of Credit was obtained, Salarius drew $401,000 on the Line of Credit. On August 4, 2017, Salarius repaid the outstanding balance totaling $401,000 and closed the Line of Credit.

NOTE 7. COMMITMENTS AND CONTINGENCIES

A. CPRIT

In June 2016, Salarius was approved for a $18.7 million grant from the Cancer Prevention and Research Institute of Texas, or CPRIT. The CPRIT Grant is expected to support Salarius’ research and development efforts. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. After the termination date, Salarius is not permitted to retain any unused grant award proceeds without CPRIT’s approval, but royalty and other obligations, including its obligation to repay the disbursed grant proceeds under certain circumstances, survive the termination of the agreement, with extensions available. If Salarius abandons patent applications or patents covering project results in certain major market countries, CPRIT can, at its own cost, take over the prosecution and maintenance of such patents and is granted a non-exclusive, irrevocable, royalty-free, perpetual license with right to sublicense in such country. Salarius is required to use diligent and commercially reasonable efforts to commercialize at least one commercial product or service or otherwise bring to practical application the project results. If CPRIT notifies Salarius of a failure with respect to the foregoing, and such failure is not owing to material safety concerns, then, at CPRIT’s option, the applicable project results would be transferred to CPRIT and CPRIT would be granted a non-exclusive license to any other intellectual property that is owned by Salarius and necessary for the exploitation and CPRIT, at its own cost, can commercialize products or services that are based upon, utilize, are developed from or materially incorporate project results. CPRIT’s option is subject to Salarius’ ability to cure any failures identified by CPRIT within 60 days and a requirement to negotiate in good faith with respect to an alternative commercialization strategy for a period of 180 days.

The CPRIT Grant is subject to funding conditions including a matching funds requirement where Salarius will match 50% of funding from the CPRIT Grant. Consequently, Salarius is required to raise $9.3 million in matching funds over the three-year project. As of December 31, 2018 and 2017, Salarius had provided approximately $4.2 million and $1.6 million, respectively, in matching funding. As of December 31, 2018 and 2017, Salarius had $5.1 million and $7.7 million, respectively, remaining to provide over the remaining life of the CPRIT Grant. During December 31, 2018 and 2017, Salarius received $9.6 million and $2.6 million, respectively, from the CPRIT Grant.

The CPRIT Grant, as is customary for all CPRIT awards, contains a requirement that Salarius pay CPRIT a tiered royalty equal to a low- to mid-single digit percentage of revenue. Such royalty is reduced to less than 1% for as long as Salarius maintains government exclusivity after CPRIT has been repaid a certain percentage of the total CPRIT balances funded and had met its matching funds requirement in full. Therapeutics agents, such as Seclidemstat, in development for oncology for Phase 1/2 typically have a low probability of being commercialized.

Therefore, it is unlikely Salarius will pay royalties to CPRIT. Based upon the probability of meeting the requirements of revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

B. Litigation

Salarius is not a party to any litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2018 and December 31, 2017.

NOTE 8. TEMPORARY EQUITY

From April 2015 through October 2017, Salarius issued Series 1 Preferred units, which contained an automatic redemption feature. The automatic redemption feature was based upon a minimum capital raise before the third anniversary of the issuance of the units. During management’s period reviews, it was determined to be probable that an insufficient number of units would be sold prior to the third anniversary of the issuance of 250 units, which were sold to a single investor. In accordance with ASC 480, Distinguishing Liabilities from Equity, the units were determined to be redeemable preferred stock for which it was probable that they would become redeemable. Per ASC 480-10-S99-3A-15(a), using the interest method, the changes in redemption value, driven by the 8% dividends accrued quarterly, over the period from the date of issuance to the earliest redemption date were accreted. As of December 31, 2018, the Series 1 Preferred units were converted into Series A Preferred units as discussed in Note 9 herein. Series A Preferred units were subsequently exchanged for common shares upon the merger with Flex Pharma.

Salarius has 0 and 2,245 authorized units of Series 1 Preferred equity as of December 31, 2018 and December 31, 2017, with 0 and 1,700 units were outstanding, respectively. There were 25 units and 950 units issued during the years ended December 31, 2018 and December 31, 2017 for $25,000 and $950,000, respectively. These units were issued under the Series 1 private offering. Series 1 preferred units have senior liquidation rights and no voting rights. Further, during the fourth quarter of 2018, 500 units were repurchased by Salarius for $500,000 and 1,225 units were converted into Series A Preferred units. During 2018, dividends payable were recorded related to the Series 1 Preferred Units related to liquidation rights triggered. At December 31, 2018, there were $35,713 dividends payable remaining.

NOTE 9. STOCKHOLDERS’ DEFICIT

A. Series A Preferred Units

Prior to the merger with Flex Pharma, Salarius had 10,000 authorized units of Series A preferred equity. 1,861 of these units were issued under the Series A private offering and cash proceeds of approximately $1.9 million were received during the period ended December 31, 2018. Salarius converted 1,225 Series 1 Preferred units into 1,530 Series A Preferred units on October 24, 2018 valued at $1.4 million. Series A preferred units have senior liquidation rights but otherwise have the same voting rights, as common units.

B. Accrued Series A Investment

Series A Preferred units were offered to certain third parties. The offerings contained minimum financing requirements, whereby units would not be issued and investors would be refunded if total units sold would not meet a threshold of approximately $3 million in available funds. A liability in accrued expenses, Accrued Series A Investment, was recorded for consideration for units sold prior to the $3 million threshold being met since units are not issued until the threshold is met. Salarius has 3 years from each issuance of Series A preferred units to meet the related threshold. As of December 31, 2018, the Accrued Series A Investment was $2.9 million.

C. Common Stock

The issuance of common shares of 0 and 1,702 during the years ended December 31, 2018 and December 31, 2017, respectively, provided Salarius $0 and approximately $12,000 in cash.

D. Accrued Common Investment

Common stock were offered to certain third parties related to the acquisition of licenses for the DNMT1 inhibitor. The 12,907 common shares were not approved for issuance until January 2019 by Salarius, although the license was granted in 2018. Therefore, a liability of $110,474 was recorded in accrued liabilities for consideration for shares granted but not yet issued as of December 31, 2018. The liability was valued using the December 31, 2018 third-party valuation price.

E. Profit Interest Common Units (PICUs)

As of December 31, 2018 and December 31, 2017, 6,945 and 6,643 units were outstanding, respectively. These units were issued as unit-based compensation. During the years ended December 31, 2018 and December 31, 2017, 332 and 917, units were issued, respectively. During 2017, 114 units were forfeited. These units have the same liquidation and voting rights as common units. Salarius accounts for PICUs issued to non-employees by valuing the award using a third-party valuation (using the Cost or Backsolve method) of such awards on the day the awards are granted. These methods produced similar results to the Black-Scholes-Merton valuation method. Salarius adopted ASU 2018-17 during 2018, and assessed the cumulative effect to members’ equity, noting it was $0.

NOTE 10. EQUITY-BASED COMPENSATION

Salarius measures equity-based compensation to employees, non-employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period. In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. Until the fair value of Salarius’ assets reaches the threshold amount identified, the incentive units have a unit price of $0. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’ equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized the Cost or Backsolve methods for valuation during 2017 and the Backsolve method was used in 2018 which are methods similar to the Black-Scholes-Merton method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are accounted for in compensation cost as they occur. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

PICU fair values were calculated using the following assumptions:

	December 31, 2018		December 31, 2017
(Percents)	Start	End	Start	End
Risk-free interest rate	2.20%	2.51%	1.93%	2.20%
Volatility	91.00%	80.00%	101.03%	91.00%

Profit Interest Common Units activity summary	Number of Units	Weighted Average Grant- Date Fair Value per Unit
Nonvested units at December 31, 2017	959	$—
Granted	332	442.30
Vested	780	169.55
Forfeited	30	442.30

Nonvested units at December 31, 2018	481	$22.07

The weighted-average grant-date fair value per unit of PICUs granted to employees during the period ended December 31, 2018 and the year ended December 31, 2017 was $442.30 and $0.00, respectively. PICU compensation expense was $30,961 for the period ended December 31, 2018 and $0 for the year ended December 31, 2017. As of December 31, 2018, there was $2,654 of unrecognized compensation cost, net of estimated forfeitures, related to Salarius’ non-vested PICUs. $99,960 of PICUs were issued alongside Preferred Series A units purchased and their fair value was recorded as part of the net proceeds for the purchase. The total fair value of units vested was $130,921 and $0 for the period ending December 31, 2018 and the year ended December 31, 2017, respectively, based on the weighted-average fair value on the date of grant.

These PICUs were converted to common shares upon the merger with Flex Pharma. As of December 31, 2018 and 2017, there were 8,359 and 12,485 unvested restricted common shares related to the PICUs grants issued.

NOTE 11. RESEARCH AND DEVELOPMENT EXPENSES

The following table shows the major classes of research and development expenses for fiscal years 2018 and 2017:

	Fiscal years
	2018	2017
Manufacturing costs	$283,830	$721,413
Pre-clinical costs	704,744	1,403,436
Clinical trial costs	299,047	4,823

Total research and development expenses	$1,287,621	$2,129,672

NOTE 12. GENERAL AND ADMINISTRATIVE EXPENSES

The following table shows the major classes of general and administrative expenses for fiscal years ended December 31, 2018 and 2017:

	Fiscal years
	2018	2017
Legal costs	$896,489	$249,275
Professional fees	282,153	117,840
Rent	72,368	102,826
Payroll expenses	823,966	699,311
Other general and administrative expenses	273,385	301,815

Total general and administrative expenses	$2,348,361	$1,471,067

NOTE 13. RELATED PARTIES

As of December 31, 2018 and December 31, 2017, BetaCat, which shares some common ownership, owed by Salarius $5,946 and owed Salarius $21,728, respectively. BetaCat shares support staff and rental space with Salarius and they reimburse one another for related costs.

NOTE 14. EARNING (LOSS) PER COMMON SHARE

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. For periods of net income, and when the effects are not anti-dilutive, diluted earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding plus the impact of all potential dilutive common shares, consisting primarily of common shares underlying common stock options and stock purchase warrants using the treasury stock method, and convertible notes using the if-converted method. For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all potential dilutive common shares is antidilutive.

The number of anti-dilutive shares, consisting of common shares underlying unvested restricted stock, have been excluded from the computation of diluted loss per share, was 8,359 and 12,485 shares as of December 31, 2018 and 2017, respectively.

NOTE 15. FRANCHISE TAXES

Salarius is subject to a franchise tax in the state of Texas. The tax is calculated by applying a tax rate to a base that considers both revenue and expenses and therefore has the characteristics of an income tax. Salarius determined that the franchise tax liability for fiscal years ended 2018 and 2017 was immaterial. State tax returns for 2013 and later are open for examination by the state of Texas. None of Salarius’ federal or state tax returns are currently under examination.

NOTE 16. SUBSEQUENT EVENTS

Salarius has completed an evaluation of all subsequent events after the balance sheet date of December 31, 2018 through March 25, 2019.

From January 1, 2019 to the date of this report, Salarius completed the sale of Series A Preferred units and issued all previously subscribed units. Accordingly, the restriction on cash balances at December 31, 2018 has been removed.

On January 3, 2019, Salarius and Flex Pharma and Falcon Acquisition Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Flex Pharma, entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge into Salarius, with Salarius continuing as the surviving company and as a wholly owned subsidiary of Flex Pharma.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A Unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formula described in the Merger Agreement. Under those formula, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders).

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Merger Agreement contains certain termination rights for both Flex Pharma and Salarius, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.35 million, or in some circumstances either party may be required to reimburse the other party’s expenses up to a maximum of $0.2 million. In addition, in certain specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1.0 million.

At the Effective Time of the Merger, the Flex Pharma board of directors is expected to consist of seven members, six of whom will initially be designated by Salarius and one of whom will initially be designated by Flex Pharma.

During January 2019, 119 employee PICUs and 18 service provider PICUs were granted with vesting periods ranging from 9 months—4 years at $362.84 per unit.

NOTE 17. RECAST OF EQUITY

As described in Note 16, on January 3, 2019, Salarius, Flex Pharma. and a wholly owned subsidiary of Flex Pharma, entered into the Merger Agreement. The merger was completed on July 19, 2019. The merger was accounted for as a reverse acquisition with Salarius being deemed the acquiring company for accounting purposes. All membership unit and per unit amounts have been retroactively recast to reflect the impact of the reverse acquisition.